Filed Pursuant to Rule 433
Registration No. 333-132129-01
Registration No. 333-132129
February 22, 2007
American Axle & Manufacturing, Inc.
Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.
Guaranteed by:	American Axle & Manufacturing Holdings, Inc.
Size:	$300,000,000
Maturity:	March 1, 2017
Coupon:	7.875%
Price:	100% of face amount
Yield to maturity:	7.875%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2007
Redemption Provisions:
First call date	March 1, 2012
Make-whole call	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing March 1, 2012: 103.938%
Commencing March 1, 2013: 102.625%
Commencing March 1, 2014: 101.313%
Commencing March 1, 2015 and thereafter 100%
Underwriting Discount:	1.5%
Settlement:	T+3; February 27, 2007
CUSIP:	02406PAF7
ISIN:	US02406PAF71
Other terms:
Certain U.S. Federal Tax Tax Considerations to Non- U.S. Holders	Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any notes under the laws of their country of citizenship, residence or domicile.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes by a non-U.S. person who purchases the notes in the initial offering. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations.

In this discussion, we do not purport to address all tax considerations that may be important to you in light of your particular circumstances, or to certain categories of investors that may be subject to special rules, such as financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. expatriates or investors who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. This discussion is limited to initial investors who purchase the notes for cash at the original offering price and who holds the notes as capital assets (generally for investment purposes). If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. This summary does not consider any tax consequences arising under the laws of any foreign, state, local or other jurisdiction.
     To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that any tax statement herein regarding any U.S. federal tax consequences is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties under U.S. tax laws. Any such statement herein was written in connection with the marketing or promotion of the transaction to which the statement relates. Investors considering the purchase of notes should consult their own independent tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.
     You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:
•	an individual who is not a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized or created under laws outside of the United States; or

•	an estate or trust that is not subject to United States federal income taxation on its worldwide income.
Interest on the Notes
     Payments of interest on the notes to a Non-U.S. Holder generally will be exempt from U.S. federal income tax and withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status (as described below) and:

•	you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” that is related to us through stock ownership; and

•	you are not a bank that receives such interest in a transaction described in section 881(c)(3)(A) of the Code.
     The portfolio interest exemption and several of the special rules for Non-U.S. Holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent certifying under penalty of perjury that you are not a U.S. person. If you hold the notes through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries.

Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.
     If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the notes will be subject to the 30% U.S. federal withholding tax, unless you provide us either with (1) a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) a properly executed IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. See “— Income or Gain Effectively Connected with a U.S. Trade or Business.”
Disposition of Notes
     You generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:
•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Income or Gain Effectively Connected with a U.S. Trade or Business
     If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade of business conducted by you (and in the case of an applicable treaty, attributable to your permanent establishment in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet these certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are a corporation, the portion of your earnings and profits that is effectively connected with your U.S. trade of business (and, in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) also may be subject to an additional “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.
Information Reporting and Backup Withholding
     Payments to Non-U.S. Holders of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Backup withholding tax generally will not apply to payments of interest and principal on a note to a Non-U.S. Holder if certification of foreign status such as an IRS Form W-8BEN described in “Interest on the Notes” is duly provided by the Non-U.S. Holder or such holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a U.S. person.
     Payment of the proceeds of a sale of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of a note effected outside the United States by certain brokers with substantial connections to the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS on a timely basis.

European Union Selling Restrictions	In addition, the underwriters have represented the following:

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     Each underwriter has represented, warranted and agreed that:
•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21A of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.